EXHIBIT 12

JOHNSON & JOHNSON AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

(Dollars in Millions)

	Fiscal Year Ended
	January 1, 2012	January 2, 2011	January 3, 2010	December 28, 2008	December 30, 2007
Determination of Earnings:
Earnings Before Provision for Taxes on Income	$12,361	$16,947	$15,755	$16,929	$13,283
Fixed Charges, less Capitalized Interest	675	555	558	538	397

Total Earnings as Defined	$13,036	$17,502	$16,313	$17,467	$13,680

Fixed Charges:
Estimated Interest Portion of Rent Expense	104	100	107	103	101
Interest Expense before Capitalization of Interest	655	528	552	583	426

Total Fixed Charges	$759	$628	$659	$686	$527

Ratio of Earnings to Fixed Charges	17.18	27.87	24.75	25.46	25.96

(1)

The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.